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Exhibit 2.2

Novartis AG Lichtstrasse 35 4056 Basel Switzerland

JPMorgan Chase Bank
4 New York Plaza (13th Floor)
New York, New York 10004
Attention: ADR Administration

27 October 2004

Re: Deposit of Shares

Ladies and Gentlemen,

        We refer to the Amended and Restated Deposit Agreement dated May 11, 2000 to the Deposit Agreement dated December 17, 1996, as amended per September 29, 2000 and May 7, 2001 (the "Deposit Agreement") among Novartis AG (the "Company"), JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary") and all holders from time to time of ADRs issued thereunder. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Deposit Agreement.

        In accordance with the provisions of the third paragraph of Paragraph (13) of the form of ADR set forth in Exhibit A to the Deposit Agreement, the Company has agreed to exempt the Depositary and the Custodian and their respective nominees if any (but no individual Holder) from this limitation in respect of Deposited Securities held in connection with the Company's ADR program up to a limit of 5% of the Company's share capital at any time entered in the Commercial Register of the Canton of Basle City and, under certain circumstances, has agreed to review and possibly increase said 5% limitation. Pursuant to the provisions of said Paragraph (13), the Company hereby notifies and instructs the Depositary that it has reviewed the 5% limitation provided for in said Paragraph (13) and, effective immediately, has increased said 5% limitation to an 8% limitation. In connection with such increase, notwithstanding the provisions of said Paragraph (13), we hereby instruct that the Depositary will inform the Company if the Depositary reaches 7.5% (rather than the previous 4.5%) of the Company's share capital at any time entered in such Commercial Register, at which time the Company will review and may increase the new 8% limitation.

        Except as specifically amended above, the Deposit Agreement and form of ADR provided for therein, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

        In connection with this instruction, please submit a revised form of ADR to the Securities and Exchange Commission in accordance with the provisions of Rule 424(b) promulgated under the Securities Act of 1933, as amended. To enable such submission, the Company hereby appoints you as agent for purposes of obtaining the proper edgar codes which coincide with the Form F-6s utilized to register the ADSs issued under the Deposit Agreement.

Very truly yours,
Novartis AG

Th. Huggenberger Authorized Signatory	K. Höin Authorized Signatory

Acknowledged as of the date
First above written:

JPMORGAN CHASE BANK
By:	/s/ YVONNE PICHERT Name: Yvonne Pichert Title: Vice President

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  Exhibit 2.2